# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number _____0-16174____

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**
(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.           Web Site: www.tevapharm.com

_____

Contact:          Dan Suesskind
                          Chief Financial Officer
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-2-589-2840
                   George Barrett
                          President and CEO
                          Teva North America
**FOR IMMEDIATE RELEASE**          (215) 591-3030
                   Dorit Meltzer
                          Director, Investor Relations
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-3-926-7554

### TEVA COMMENTS ON FDA LETTER REGARDING PRAVASTATIN EXCLUSIVITY

**Jerusalem, Israel, July 6, 2005** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has received a letter from the U.S. Food and Drug Administration ("FDA") concerning the 180-day exclusivity period applicable to ANDAs for generic Pravastatin Sodium Tablets 10 mg., 20 mg., 40 mg., and 80 mg, the generic equivalents of Pravachol®. The FDA has decided that any 180-day exclusivity period arising from U.S. Patents Nos. 5,030,447, 5,180,589, and 5,622,985 began to run on August 22, 2004, the date the order dismissing a declaratory judgment action suit by Apotex Inc. against Bristol-Myers Squibb Co. became final. This decision is based upon the FDA's interpretation of prior case law.

Teva strongly disagrees with the FDA's interpretation and believes that there are significant distinctions between the facts surrounding the Pravastatin dismissal and the prior case law. Teva will immediately pursue legal action to obtain reversal of the decision. As the first applicant to file an ANDA under Paragraph IV of Hatch-Waxman Act, Teva continues to believe that it is entitled to 180 days of marketing exclusivity for generic Pravastatin Sodium Tablets 10 mg., 20 mg., and 40 mg.

Mr. Israel Makov, Teva's President and CEO said: "Although we are disappointed by this ruling which we intend to strongly oppose, we are confident that Teva's portfolio of new generic products will contribute to significant growth during 2006 and 2007, a period during which we expect to launch approximately 80 generic products in the U.S."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:     /s/  Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: July 6, 2005